Cooper Industries
P. O. Box 4446
Houston, Texas 77210-4446
600 Travis, Suite 5600
Houston, Texas 77002-1001
Phone: (713) 209-8400
July 28, 2009
VIA EDGAR CORRESPONDENCE FILE
Mr. Larry Spirgel — Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
RE:	Cooper Industries, Ltd. (“Cooper”) Annual Report on Form 10-K for the fiscal year ended December 31, 2008 Filed February 27, 2009 Form 10-Q for Fiscal Quarter Ended March 31, 2009 File no. 1-31330
Dear Mr. Spirgel:
We are writing in response to the Staff’s comment letter dated July 7, 2009 with respect to the above-referenced filings and our previous correspondence. We responded earlier on July 20, 2009 indicating we would provide our response by July 28, 2009. We will comply with your comment in future filings as explained in our response below.
Form 10-K for the Fiscal Year ended December 31, 2008
1. Please find below our response to the individual components of your comment.
•	As disclosed in Note 6 to our financial statements, the changes in goodwill during 2008 were the result of acquisitions and translation. Also, we confirm there were no changes to the allocation of goodwill between reporting units in 2008. We will include a footnote to the tabular disclosure of goodwill by reporting unit indicating these facts.

•	We will disclose the historical growth rate achieved in the last three years in our revised disclosure. The historical growth rates were approximately 24% in 2006, 20% in 2007 and 8% in 2008 resulting in the compounded annual growth rate of over 15% during the three year period through 2008.

Mr. Larry Spirgel
United States Securities and Exchange Commission
July 28, 2009

•	As noted in our draft critical accounting policy disclosure included in our response letter dated June 26, 2009, only one scenario in our sensitivity analysis would result in the fair value of a reporting unit falling below its carrying value (with the fair value approximately 1% below the reporting unit’s carrying value). We determined the range of scenarios included in our sensitivity analysis based on a range of assumptions that we consider reasonably possible to occur. We further note that neither the Tools nor the Safety reporting unit’s carrying value would exceed its respective estimated fair value when utilizing an 11% discount rate and a zero long-term cash flow growth rate. Based on that, we believe that the previously drafted disclosure includes sufficient relevant information to the users of the financial statements.

•	Our draft critical accounting policy disclosure included in our response letter dated June 26, 2009 noted that we used a long-term cash flow growth rate of 3% in determining the fair value of our reporting units.
In consideration of the comment in the Staff’s letter dated July 7, 2009 and our previous correspondence, we would anticipate, absent any significant change in facts and circumstances, the following critical accounting estimate disclosure would be included in MD&A in our Form 10-Q for the quarter ended June 30, 2009.
     Cooper has goodwill of $2.65 billion and $2.57 billion at June 30, 2009 and December 31, 2008, respectively. Cooper records goodwill related to business acquisitions when the purchase price exceeds the fair value of identified assets and liabilities acquired. Under Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”), goodwill is subject to an annual impairment test. Cooper has designated January 1 as the date of its annual goodwill impairment test. If an event occurs, or circumstances change, that would more likely than not reduce the fair value of a reporting unit below its carrying value, an interim impairment test would be performed between annual tests. Cooper has identified eight reporting units for which goodwill is tested for impairment.
     Goodwill impairment is evaluated using a two-step process. The first step of the goodwill impairment test compares the fair value of a reporting unit with its carrying value. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test shall be performed. The second step compares the implied fair value of the reporting unit’s goodwill to the carrying amount of its goodwill to measure the amount of impairment loss. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination (e.g., the fair value of the reporting unit is allocated to all of the

Mr. Larry Spirgel
United States Securities and Exchange Commission
July 28, 2009

assets and liabilities, including any unrecognized intangible assets, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit).
     The primary technique we utilize in estimating the fair value of our reporting units is discounted cash flow analysis. Discounted cash flow analysis requires us to make various judgments, estimates and assumptions, many of which are interdependent, about future sales, operating margins, growth rates, capital expenditures, working capital and discount rates. In addition to estimating the fair value of each of our reporting units using discounted cash flow analysis, we compare the sum of the fair values of our reporting units that resulted from the discounted cash flow analysis to our market capitalization to determine that our estimates of reporting unit fair value are reasonable.
     The starting point for the assumptions used in our discounted cash flow analysis is the annual long range financial forecast. The annual planning process that we undertake to prepare the long range financial forecast takes into consideration a multitude of factors including historical growth rates and operating performance, related industry trends, macroeconomic conditions, inflationary and deflationary forces, pricing strategies, customer analysis, operational issues, competitor analysis, customer needs and marketplace data, among others. Assumptions are also made for perpetual growth rates for periods beyond the long range financial forecast period. Our estimates of fair value are sensitive to changes in all of these variables, certain of which relate to broader macroeconomic conditions outside our control.
     The long range financial forecast is typically completed in the third quarter of each year, and it serves as the primary basis for our estimate of reporting unit fair values used in our annual impairment tests, absent significant changes in our outlook on future results. In the fourth quarter of 2008, the global financial and credit crisis and economic slowdown impacted the near-term outlook for the majority of our businesses. As a result, we revised the operating plans and discounted cash flows included in our initial long range financial forecast for each reporting unit to reflect our most current assessment of estimated fair value for purposes of the January 1, 2009 goodwill impairment test.
     In determining the fair value of our reporting units at January 1, 2009, we were required to make significant judgments and estimates regarding the expected severity and duration of the current economic slowdown. We forecasted revenues for Electrical Products’ reporting units to decline in 2009 in the range of 1% to 16% with an average reduction of 11%. We forecasted Tools revenues to decline in 2009 by 24%. The forecast assumptions for 2010 anticipate a recovery to begin in certain markets and realization of certain benefits from cost reduction actions taken in late 2008 and early 2009 to reduce our overall cost structure. Our forecasted revenue

Mr. Larry Spirgel
United States Securities and Exchange Commission
July 28, 2009

amounts in 2011 are approximately 7% above the actual 2008 revenue levels for Electrical Products and approximately 4% lower than 2008 for Tools. In developing our forecast, we considered the historical operating results achieved in each of our businesses. Over the three year period through 2008, Electrical Products revenues increased annually in the range of 11% to 15%. Tools revenues increased approximately 4% in 2006 and 5% in 2007 and declined approximately 4% in 2008. During the three year period through 2008, Cooper achieved compounded annual growth in earnings from continuing operations of over 15% (2006 — 24%; 2007 — 20%; 2008 — 8%) and free cash flow in excess of earnings from continuing operations.
     We estimate a 3% annual growth rate beyond 2011 to arrive at a “normalized” residual year representing the perpetual cash flows of each reporting unit. The forecasted 3% annual growth rate is less than Cooper’s historical annual growth rate achieved in the prior three and five year periods through 2008. The residual year cash flow was capitalized to arrive at the terminal value of the reporting units. Utilizing a discount rate of 11% for each reporting unit, the present value of the cash flows during the projection period and terminal value were aggregated to estimate the fair value of the reporting units. We assumed a discount rate of 11% in our discounted cash flow analysis at January 1, 2009 compared to a 10% discount rate used at January 1, 2008. In determining the appropriate discount rate, we considered the weighted average cost of capital for comparable companies.
     Due to the effects of the current economic slowdown on our operations, we determined that, although the estimated fair value significantly exceeded the carrying value for each of our reporting units as of January 1, 2009, the margin by which the estimated fair value exceeded carrying value was smaller than the prior year. If the current economic downturn worsens or does not recover as we have projected, the estimated fair values of our reporting units could decrease.

Mr. Larry Spirgel
United States Securities and Exchange Commission
July 28, 2009

     The following table provides information for each of Cooper’s eight reporting units.
$ in millions

					Percentage
					Reduction
					Required to
		Fair Value		Fair Value	Reduce
		in Excess		in Excess	1/1/09
		of		of	Estimated
	Goodwill	Carrying	Goodwill	Carrying	Fair Value to
	At	Value at	At	Value at	Carrying
Reporting Unit	12/31/07(2)	1/1/08 (1)	12/31/08(2)	1/1/09 (1)	Value
B-Line	$319.8	39%	$303.4	88%	47%
Bussmann	337.3	117%	337.8	65%	39%
Crouse-Hinds	213.0	372%	362.8	192%	66%
Lighting	367.8	124%	362.1	93%	48%
Wiring Devices	81.7	144%	82.7	72%	42%
Power Systems	429.3	201%	443.1	85%	46%
Safety	484.2	48%	374.0	35%	26%
Tools	307.2	107%	301.4	35%	26%

(1)	Expressed as a percentage of carrying value.

(2)	There were no changes in the allocation of goodwill between reporting units. The changes in goodwill are due to the effect of acquisitions and translation.
     In addition to estimating the fair value of each of our reporting units using the discounted cash flow analysis as described above, we compared the sum of the fair values of our reporting units that resulted from the discounted cash flow analysis to our market capitalization to determine that our estimates of reporting unit fair value were reasonable. As of December 31, 2008, our equity market capitalization was approximately $5.1 billion, compared to the $2.6 billion book value of equity.
     The above table reflects the percentage reduction in estimated fair value required to reduce the January 1, 2009 fair value estimates to the respective reporting unit’s carrying value. To evaluate the sensitivity of the fair value calculations and to address the uncertainty inherent in estimating the fair values of our reporting units, we applied a range of discount rates and long-term cash flow growth assumptions. Discount rates applied ranged from 9% to 13% with long-term cash flow growth assumptions ranging from 2% to 4%. Under this range of assumptions, only one scenario would reduce the fair value of a reporting unit below its carrying value (with the fair value approximately 1% below its carrying value). If the current economic downturn

Mr. Larry Spirgel
United States Securities and Exchange Commission
July 28, 2009

worsens or the projected recovery is significantly delayed beyond our projections, it is possible the estimated fair values of certain reporting units could decrease such that the second step of the goodwill impairment test must be completed.
     There are significant inherent uncertainties and management judgment involved in estimating the fair value of each reporting unit. While we believe we have made reasonable estimates and assumptions to estimate the fair value of our reporting units, it is possible that a material change could occur. If actual results are not consistent with our current estimates and assumptions, or if changes in macroeconomic conditions outside the control of management change such that it results in a significant negative impact on our estimated fair values, we may be required to perform the second step of the impairment test for one or more of our reporting units, which could result in a material impairment of our goodwill.
     We believe the enhanced critical accounting estimate disclosure related to goodwill that we expect to provide beginning with the Form 10-Q for the quarter ended June 30, 2009 is appropriate and responsive to the Staff’s comment. We will consider the current facts and circumstances when determining the appropriate disclosures in our future filings with the Commission.
In connection with responding to the Staff’s comment, we acknowledge that:
•	Cooper is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Cooper may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further questions or require additional information concerning our response, please feel free to contact me at (713) 209-8460.

Sincerely,
/s/ Rick L. Johnson
Rick L. Johnson
Vice President, Controller and Chief Accounting Officer
cc: Terry A. Klebe